UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42684

RUBICO INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 23, 2026, the Registrant issued a press release relating to the acquisition of Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The form of Certificate of Designation of Rights, Preferences and Privileges of Series G Perpetual Convertible Preferred Shares (the “Series G Preferred Shares”) is attached hereto as Exhibit 99.2.

The Share Purchase Agreement

On February 20, 2026, Rubico Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Central Mare Inc. (the “Seller”), an affiliate of Mr. Evangelos Pistiolis, to purchase 500 registered shares of Roman Shark IX Inc. (the “SPV”), representing all of the issued and outstanding shares of the SPV. The SPVs has entered into a shipbuilding contract, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker is scheduled for delivery during 2029.

The purchase price for all of the shares of the SPV is $4.2 million (the “Purchase Price”) which is payable on the closing of the acquisition of the SPVs no later than March 31, 2026. The Seller may demand the payment of any unpaid part of the Purchase Price for the SPV in the form of newly-issued Series G Preferred Shares, the terms of which are described below.

The Seller has also secured time charter employment with a major oil trader for the vessel, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. The total potential gross revenue backlog from these contracts, including optional years, is about $75 million.

As a condition to closing of the acquisition of the SPV, the SPV will enter into a definitive sale and leaseback financing agreement (“Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled subsidiaries. The Financing is expected to be in an aggregate amount of 85% of the pre-delivery installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million. The Financings are expected to bear an effective interest rate of Term SOFR plus a margin of 1.80%. Under the Financings, upon delivery of each vessel we expect to make quarterly installment payments of $0.5 million over a period of 10 years with a balloon payment of $18.2 million payable together with the last installment. The Financing was arranged by the Seller and its consummation is subject to customary closing conditions, including the Company’s corporate guarantee in favor of the leasing company.

The acquisition was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

Supplemental Risk Factors

We have in the past and may in the future rely in part on equity issuances, which will not require shareholder approval, to fund our growth, and such equity issuances could dilute your ownership interests and may depress the market price of our Common Shares.

We may issue additional shares of our common stock, par value $0.01 per share (“Common Shares”) or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

As part of our business strategy, we have in the past and may in the future rely in part on issuances of equity, warrants or preferred securities, which may carry voting rights and may be convertible or exercisable into Common Shares, to fund the growth of our fleet. We may issue such securities in private placements, including to related parties, or in registered offerings.

 Under the Equity Line Purchase Agreement entered into with B. Riley Principal Capital II, LLC (the “Selling Shareholder”) we have the right to sell to the Selling Shareholder, from time to time during the term of the Equity Line Purchase Agreement, up to $30,000,000 of our Common Shares, subject to certain limitations and conditions set forth in the Equity Line Purchase Agreement. We have registered under the Securities Act the resale by the Selling Shareholder of up to 15,500,000 of our Common Shares of which we have sold 3,755,988 Common Shares to the Selling Shareholder under the Equity Line Purchase Agreement as of February 20, 2026.

As contemplated by the purchase agreement for the acquisition of a newbuilding yacht from Top Ships Inc. dated December 31, 2025 (the “Yacht SPA”), the seller under such purchase agreement may under certain circumstances demand payment in the form of Series E Perpetual Convertible Preferred Stock (the “Series E Preferred Shares”). The Series E Preferred Shares would, if issued, be convertible into Common Shares. As of the date of this report on Form 6-K, there are no Series E Preferred Shares outstanding. For a description of the Series E Preferred Shares, see the section entitled “Description of Series E Perpetual Convertible Preferred Shares” in our Form 6-K furnished with the SEC on December 31, 2025.

We have outstanding 1,324,785 Class B Warrants to purchase up to 1,324,785 common shares and Prefunded Warrants to purchase up to 804,059 common shares at an exercise price of $4.68 and $0.01 per common share, respectively. Such warrants were issued in our public offering which closed on January 12, 2026.

Further, as contemplated by the Share Purchase Agreement dated as of February 20, 2026 (the “SPA”), between us and Central Mare Inc. (the “Seller”), the Seller may under certain circumstances demand payment in the form of Series G Preferred Shares. The Series G Preferred Shares would, if issued, be convertible into common shares. As of the date of this report on Form 6-K, there are no Series G Preferred Shares outstanding. For a description of the Series G Preferred Shares, see the section entitled “Description of Series G Perpetual Convertible Preferred Shares” below. Further, the form of Statement of Designation of the Series G Preferred Shares is filed as an exhibit hereto.

Our issuance of additional Common Shares, including pursuant to the Equity Line Purchase Agreement, or otherwise upon conversion of convertible securities or exercise of warrants, or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	Our existing common shareholders’ proportionate ownership interest in us will decrease;
•	the amount of cash available for dividends payable per Common Share may decrease;
•	the relative voting strength of each previously outstanding Common Share may be diminished; and
•	the market price of our Common Shares may decline.

Issuance of preferred shares, such as our Series E and G Preferred Sharesmay adversely affect the voting power of our common shareholders, have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Our Third Amended and Restated Articles of Incorporation currently authorizes our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. As contemplated by the SPA and the Yacht SPA, we may be required to issue Series G Preferred Shares and/or Series E Preferred Share, which would have voting rights superior to those of the common shares. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.

Description of Series G Perpetual Convertible Preferred Shares

As contemplated by the SPA, the Seller may under certain circumstances demand the payment of the purchase price for the vessel-owning companies in the form of newly-issued Series G Preferred Shares.

As of the date of this report on Form 6-K, no Series G Preferred Shares are outstanding.

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part (pro rata among the holders of Series G Preferred Shares) the Series G Preferred Shares then held by such holders into Common Shares at the conversion rate then in effect.

Each Series G Preferred Share is convertible into the number of the Registrant’s Common Shares equal to the quotient of $1,000 plus any accrued and unpaid dividends divided by the lesser of the following four prices (the “Series G Conversion Price”): (i) 120% of the closing price of our common shares on the trading day immediately preceding the first issuance of Series G Preferred Shares, (ii) 80% of the lowest daily VWAP of the common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of our then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of our outstanding shares and is not adjusted in case of reverse stock splits or combinations of our outstanding shares. Finally, the Series G Conversion Price is subject to appropriate adjustment in the event of certain dividends and distributions, stock combinations, reclassifications or similar events affecting the Common shares.

Limitations of Conversion. Holders of the shares of Series G Preferred Shares shall be entitled to convert the Series G Preferred Shares in full, regardless of the beneficial ownership percentage of the holder after giving effect to such conversion.

Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of our common shares per Series G Preferred Share, provided that no holder of Series G Preferred Shares may exercise voting rights pursuant to Series G Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series G Perpetual Convertible Preferred Shares, Common Shares or otherwise) to exceed 19.99% of the total number of votes eligible to be cast on any matter submitted to a vote of our shareholders. The holders of Series G Preferred Shares and the holders of our common shares shall vote together as one class on all matters submitted to a vote of our shareholders. The holders of Series G Preferred Shares otherwise have no special voting rights and their consent shall not be required for taking any corporate action.

Distributions. The holders of Series G Preferred Shares are entitled to receive certain dividends and distributions paid to holders of common shares on an as-converted basis. Upon any liquidation, dissolution or winding up of the Company, the holders of Series G Preferred Shares shall be entitled to receive the net assets of our Company pari passu with the common shares.

Redemption. We at our option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. We shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including the first anniversary of the first issuance of Series G Preferred Shares and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after the first anniversary of the first issuance of Series G Preferred Shares (collectively referred to as the “Redemption Amount”). In order to make a redemption, we shall first provide one business day advance written notice to the holders. Upon the expiration of the one business day period, we shall deliver to each holder the Redemption Amount with respect to the amount redeemed.

The Series G Preferred Shares shall not be subject to redemption in cash at the option of the holders thereof under any circumstance.

Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive out of funds legally available for the purpose, semi-annual dividends payable in cash on the last day of June and December in each year (each such date being referred to herein as a “Semi Annual Dividend Payment Date”), commencing on the first Semi Annual Dividend Payment Date in an amount per share (rounded to the nearest cent) equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares computed on the basis of a 365-day year and the actual days elapsed.

Accrued but unpaid dividends shall bear interest at fifteen percent (15%). Dividends paid on the Series G Preferred Shares in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Our Board of Directors may fix a record date for the determination of holders of Series G Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

Transfer Restrictions. The Series G Preferred Shares will be transferable without the consent of the Company, provided the holders of Series G Preferred Shares and their direct and indirect transferees are subject to the transfer restrictions of the Share Purchase Agreement, including that the Series G Preferred Shares shall not be sold or traded on any securities exchange or public market until March 15, 2028 and any transferee must agree to be bound by such terms. Any Common Shares issued on conversion of the Series G Perpetual Convertible Preferred Shares will be subject to the same transfer restrictions under the Share Purchase Agreement.

Ranking. All shares of Series G Preferred Shares shall rank pari passu with all classes of our common shares.

The description of the Series G Preferred Shares is subject to and qualified in its entirety by reference to Certificate of Designation of the Series G Preferred Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICO INC.
(Registrant)

Date: February 23, 2026	/s/ Kalliopi Ornithopoulou
Kalliopi Ornithopoulou
Chief Executive Officer